Exhibit 23.3

CONSENT OF PERSON ABOUT TO BECOME A DIRECTOR

Pursuant to §230.438 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby consents to his being named in the Proxy Statement/Prospectus, which forms a part of the Registration Statement on Form S-4, and any subsequent amendments thereto, relating to the proposed merger of Professional Business Bank with and into a California banking corporation to be established by Belvedere SoCal (“SoCal”), as a person who is expected to become a director of SoCal upon the consummation of such merger. As of the effective time of the Registration Statement, the undersigned will not be a member of the board of directors of SoCal and will not be required to sign the Registration Statement.

March 20, 2007

/s/ William Baribault
William Baribault